PRICEWATERHOUSECOOPERS LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300
www.pwc.com







             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of
The Advisors' Inner Circle Fund and Shareholders of
United Association S&P 500 Index Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of the last examination, which was performed by another independent registered public accounting firm), through September 30, 2004:

- Confirmation of all securities located in the vault of National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-  Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;


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-  Agreement of 30 security purchases and 30 security sales or maturities since the last examination from the books and records of the Fund to broker confirmations and/or subsequent cash statements received from National City Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

[Signature Omitted]
PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 18, 2005


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        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the United Association S&P 500 Index Fund (one of the Funds constituting the Advisors' Inner Circle Fund, hereafter referred to as the "Trust") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2004, and from October 31, 2003 through September 30, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004, and from October 31, 2003 through September 30, 2004, with respect to securities reflected in the investment account of the Trust.



By:
           ------------------------------------------------------
           James F. Volk, CPA

           President and Chief Executive Officer
           ------------------------------------------------------
           Title


           ------------------------------------------------------
           Date



By:
           ------------------------------------------------------
           Peter Golden

           Controller and Chief Financial Officer
           ------------------------------------------------------
           Title


           ------------------------------------------------------
           Date


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
FUND NAME                                                 STATE                     REGISTRATION             FILE NUMBER


United Association S & P 500 Index Fund
                                                          ALASKA                    ANNUAL                       60044418
                                                          ALABAMA                   ANNUAL
                                                          CONNECTICUT               ANNUAL                        1023481
                                                          KANSAS                    ANNUAL                     2003S0000867
                                                          KENTUCKY                  ANNUAL                       600110541
                                                          LOUISIANA                 ANNUAL                         94483
                                                          MISSOURI                  ANNUAL                      0002-13700
                                                          NEW JERSEY                ANNUAL                       BEM-2290
                                                          NEVADA                    ANNUAL
                                                          NEW YORK                  OTHER                        S30-34-25
                                                          OHIO                      OTHER                          41570
                                                          OREGON                    ANNUAL                       2003-452
United Association S & P 500 Index Fund - Class I
                                                          DISTRICT OF COLUMB        ANNUAL                       60018399
                                                          IOWA                      ANNUAL                        I-55228
                                                          MASSACHUSETTS             ANNUAL
                                                          MARYLAND                  ANNUAL                      SM20030507
                                                          MICHIGAN                  ANNUAL                        939758
                                                          NEBRASKA                  ANNUAL
                                                          OKLAHOMA                  ANNUAL                      SE-2084459
                                                          TENNESSEE                 ANNUAL                       RM03-3374
                                                          WASHINGTON                GOOD UNTIL SOLD              60036890
                                                          WISCONSIN                 ANNUAL                        454553
United Association S & P 500 Index Fund - Class II
                                                          DISTRICT OF COLUMB        ANNUAL                       60018540
                                                          IOWA                      ANNUAL                        I-55326
                                                          MASSACHUSETTS             ANNUAL
                                                          MARYLAND                  ANNUAL                      SM20030621
                                                          MICHIGAN                  ANNUAL                        939759
                                                          NEBRASKA                  ANNUAL                         59410
                                                          TENNESSEE                 ANNUAL                       RM03-3374
                                                          TEXAS                     GOOD UNTIL SOLD               C 71399
                                                          WISCONSIN                 ANNUAL                        455368
                                                          WEST VIRGINIA             GOOD UNTIL SOLD              MF 47300


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